eGain Communications Corporation

May 14, 2012

VIA ELECTRONIC TRANSMISSION

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 7010

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Re:	eGain Communications Corporation

Form 10-K for the fiscal year ending June 30, 2011

Filed September 27, 2011

Form 10-Q for the Quarterly Period Ended December 31, 2011

Filed February 14, 2012

File No. 001-35314

Ladies and Gentlemen:

On behalf of eGain Communications Corporation (the “Company”) this is in response to the staff (the “Staff”) of the Securities and Exchange Commission’s letter of May 1, 2012. We appreciate the Commission’s efforts to assist filers in their efforts to comply with the applicable disclosure requirements. Set forth below are the Company’s responses to the Staff’s comments.

As requested, our references parallel your letter and any abbreviations used in this letter coincide with those used in the Form 10-K, Proxy or Form 10-Q, as applicable.

Form 10-K for the fiscal year ended June 30, 2011

Item 1. Business, page 1.

1. In your response letter and with a view to future disclosure, describe the material terms of the agreement or arrangements with the customer that contributed 22% of your revenues in 2011. Also, please tell us the name of the customer and provide your analysis as to why you have not filed any written agreements with this customer. In this regard, we note that your business appears to have been substantially dependent upon the customer in the most recently completed year. See Item 601(b)(10)(ii)(B) of Regulation S-K. To the extent any agreements with the principal customer have not been reduced to writing, prepare a written summary of the material terms of the arrangement and file that document as an exhibit, similar to the disclosure process applicable to oral contracts or arrangements pursuant to Item 601(b)(10)(iii) of Regulation S-K. For guidance, see Regulation S-K Compliance and Disclosure Interpretations, Question 146.04.

Mr. Patrick Gilmore

United States Securities and

  Exchange Commission

May 14, 2012

Response:

The customer that contributed 22% of the Company’s revenues in 2011 was Vodafone Procurement Company (“Vodafone”), however the Company’s revenues that resulted from its relationship with Vodafone were the result of multiple agreements between Vodafone and certain of the Company’s subsidiaries, rather than one agreement with Vodafone. These agreements are limited in scope and address standard terms and conditions with regard to software licensing, professional services and software support and maintenance. None of the Company’s subsidiaries are substantially dependent on any one of these contracts, and each one was entered into in the ordinary course of business. As such, the Company respectfully submits that none of these agreements would need to be filed pursuant to Item 601(b)(10)(ii).

Item 1A. Risk Factors, page 9

General

2. To the extent applicable, include risk factor disclosure informing readers that so long as you are a smaller reporting company, you are not required to include an attestation report of your registered public accounting firm regarding internal control over financial reporting. Such disclosure should describe any potential adverse effects that the absence of such a report could have on your ability to detect weaknesses or errors and the potential direct and indirect material effects on your investors.

Response:

The Company respectfully notes the Staff’s comment and intends to revise future filings. The following is a sample of the revised disclosure that the Company intends to include in future filings:

If we are unable to successfully detect weaknesses or errors in our internal controls, the trading price of our common stock may decline and adversely impact our ability to attract new and continued investors.

As a smaller reporting company, we are not required to include an attestation report of our registered public accounting firm regarding internal control over financial reporting. An adverse opinion on our internal controls over financial reporting would indicate an inability to detect weaknesses or errors in our internal controls. If the Company fails to have effective internal control over financial reporting or is unable to complete any necessary modifications to its internal control reporting, investors could lose confidence in the accuracy and completeness of our financial reports and in the reliability of the Company’s internal control over financial reporting, which could cause the price of our common stock to decline. If the price of our

Mr. Patrick Gilmore

United States Securities and

  Exchange Commission

May 14, 2012

common stock declines, our ability to attract new and continued investors may be adversely impacted, which may adversely affect our ability to attract new employees to continue our growth and future success in the marketplace.

3. In subsequent filings, consider including a discussion of material uncertainties and resultant risks associated with your services under hosting contracts. For example, consider whether there are material uncertainties concerning your ability to secure data of your customers and whether they pose potential risks. Also consider whether there is a material possibility you may be viewed as a co-actor or facilitator of statements or actions of customers for your cloud hosting services and whether there are material risks resulting from such circumstances.

Response:

The Company respectfully notes the Staff’s comment and intends to revise future filings. The following is a sample of the revised disclosure that the Company intends to include in future filings:

If our security measures are breached and unauthorized access is obtained to a customer’s data or our data or our IT systems, our service may be perceived as not being secure, customers may curtail or stop using our service and we may incur significant legal and financial exposure and liabilities.

Our service involves the storage and transmission of customers’ proprietary information, and security breaches could expose us to a risk of loss of this information, litigation and possible liability. These security measures may be breached as a result of third-party action, including intentional misconduct by computer hackers, employee error, malfeasance or otherwise and result in someone obtaining unauthorized access to our customers’ data or our data, including our intellectual property and other confidential business information, or our IT systems. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our customers’ data or our data or IT systems. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, our customers may authorize third party access to their customer data located in our hosting environment. Because we do not control the transmissions between customer authorized third parties, or the processing of such data by customer authorized third parties, we cannot ensure the integrity or security of such transmissions or processing. Any security breach could result in a loss of confidence in the security of our service, damage our reputation, negatively impact our future sales, disrupt our business and lead to legal liability.

Mr. Patrick Gilmore

United States Securities and

  Exchange Commission

May 14, 2012

We may be subject to legal liability and/or negative publicity for the services provided to consumers via our technology platforms.

Our technology platforms enable representatives of our customers as well as individual service providers to communicate with consumers and other persons seeking information or advice on the Internet. The law relating to the liability of online platform providers such as us for the activities of users of their online platforms is often challenged in the U.S. and internationally. We may be unable to prevent users of our technology platforms from providing negligent, unlawful or inappropriate advice, information or content via our technology platforms, or from behaving in an unlawful manner, and we may be subject to allegations of civil or criminal liability for negligent, fraudulent, unlawful or inappropriate activities carried out by users of our technology platforms.

Claims could be made against online services companies under both U.S. and foreign law such as fraud, defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated by users of our technology platforms. In addition, domestic and foreign legislation has been proposed that could prohibit or impose liability for the transmission over the Internet of certain types of information. Our defense of any of these actions could be costly and involve significant time and attention of our management and other resources.

The Digital Millennium Copyright Act, or DMCA, is intended, among other things, to reduce the liability of online service providers for listing or linking to third party Web properties that include materials that infringe copyrights or rights of others. Additionally, portions of The Communications Decency Act, or CDA, are intended to provide statutory protections to online service providers who distribute third party content. A safe harbor for copyright infringement is also available under the DMCA to certain online service providers that provide specific services, if the providers take certain affirmative steps as set forth in the DMCA. Important questions regarding the safe harbor under the DMCA and the CDA have yet to be litigated, and we cannot guarantee that we will meet the safe harbor requirements of the DMCA or of the CDA. If we are not covered by a safe harbor, for any reason, we could be exposed to claims, which could be costly and time-consuming to defend.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 24

4. You state that due in part to your limited operating history, you believe that period-to-period comparisons of your revenue and operating results may not be meaningful and should not be relied upon as indications of future performance. We note, however, that you were incorporated and have been operating since September 1997. Please reconcile the statement regarding your “limited operating history” with the fact that you have conducted operations for more than a decade.

Mr. Patrick Gilmore

United States Securities and

  Exchange Commission

May 14, 2012

Response:

The Company agrees with the Staff’s comments and will dispense with the use of ‘limited operating history” in future filings.

Results of Operations, page 28

5. We note that in your Form 8-K filed on August 31, 2011 you disclose and discuss “new hosting and license bookings.” We also note that in your Form 8-K filed on February 8, 2012 you disclose “gross bookings.” Please tell us whether you consider these measures to be key performance indicators that may be necessary to understand and evaluate your operating results and tell us what consideration was given to disclosing these “bookings” measures in your MD&A. Please refer to Section III.B.1 of SEC Release 33-8350.

Response:

The Company uses bookings metrics internally to focus management on the productivity of the sales team and period-to-period changes in our core business, as opposed to revenue which is recognized either over the life of the contract or up front, depending on the type of contract. While we do not believe that such metrics are necessary key indicators of our financial condition, we have included bookings metrics in certain past filings where we believe it may be helpful to assessing our financial condition and prospects. We are not aware of other companies that use a similar bookings metric, and have been reevaluating our current use of bookings. In future filings (beginning with filings for the current quarter ending June 30, 2012), we plan to report in a manner more consistent with other companies in our industry with respect to such metrics, as we believe this approach would better support comparisons of our results of operations with those of other companies in our industry.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 54

6. Please describe, in detail, your methodology for establishing VSOE for each of your services. Describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc). Where VSOE is based on stated renewal rates, please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Where VSOE is based on stand-alone sales, provide the volume and range of stand-alone sales used to establish VSOE.

Mr. Patrick Gilmore

United States Securities and

  Exchange Commission

May 14, 2012

Response:

Post-Contract Customer Support

In assessing VSOE of fair value for post-contract customer support, or PCS, we refer to paragraph 67 of ASC985-605, which states that the fair value of PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate). The Company sells perpetual licenses to our customers and while we offer discounts off our license prices based on quantity purchased or competitive pricing, our VSOE rate for PCS, as a percent of net license revenue remains consistent from customer to customer. We regularly review pricing on transactions to ensure they are within a range of VSOE (+/- 15%) and also that the total number of transactions outside of VSOE do not exceed 20%. The VSOE support rates are the same in all geographical regions and are 15%, 20% or 25% of net license, based on the level of support the customer purchases. The percentage of customer renewals for the past two fiscal years are listed below and we believe these renewal rates are substantive due to a sufficient number of transactions that fall within our VSOE rates:

	Customer Transactions	Within VSOE	Percentage
FY11	41	39	95%
FY10	37	36	97%

Hosting

We establish list price for hosting elements based on management’s authority.

We offer a Managed Solution where a customer purchases the licenses and we host their environment at 5% of the net license value. This 5% rate is the same in all geographical regions. We have very minimal number of Managed Solution transactions. For these types of arrangements we have established VSOE based on historical renewal rates.

We regularly analyze the first year renewal to ensure that VSOE of fair value for hosting exists when sold on a stand-alone basis. We regularly review pricing on transactions to ensure they are within a range of VSOE (+/- 15%) and also that the total number of transactions outside of VSOE do not exceed 20%.

Mr. Patrick Gilmore

United States Securities and

  Exchange Commission

May 14, 2012

Professional Services

We establish a list price for professional services based on management’s authority. The list price varies based on geographical region, bulk quantity of hours purchased, and expertise. For example, the price for a consultant’s services in the US is $200/hr while the price for the same services in EMEA is £133/hr. Similarly, the price for a project managers services in the US is $240/hr while the price for the same services in EMEA is £160/hr. We regularly analyze transactions in each geographical region separately to evaluate that VSOE of fair value exists when sold on a stand-alone basis. We regularly review pricing on transactions to ensure that they are within a range of VSOE (+/- 15%) and also that the number of transactions outside of VSOE do not exceed 20%. The percentages of customer transactions for the past two fiscal years are listed below by geographical region:

North America

	Customers	Within VSOE	Percentage
FY11	45	43	96%
FY10	43	40	93%

EMEA

	Customers	Within VSOE	Percentage
FY11	72	70	97%
FY10	81	79	98%

Note 5. Income Taxes, page 64

7. We note the impact your foreign operations have had on your effective income tax rate. Please provide us with a breakdown of the components included in the “foreign taxes” line item in your

Mr. Patrick Gilmore

United States Securities and

  Exchange Commission

May 14, 2012

effective tax rate reconciliation for each period presented, and tell us what consideration was given to providing further quantitative breakdown of this line item in your disclosure. Please refer to Rule 4-08(h)(2) of Regulation S-X.

Response:

The Company respectfully clarifies for the Staff that there is only one component included in the “foreign taxes” line in the Company’s effective tax rate reconciliation for each period presented and this item is the difference between the U.S. statutory rate used for taxing income for foreign operations and the actual foreign tax rate applicable to such income. The Company believes this is in compliance with Rule 4-08(h)(2) as the foreign income is being showed as taxed at the U.S. statutory rate and the reconciling item is necessary to show the rate differential between the U.S. statutory rate and the foreign tax rates. The Company does believe that the description of this line item would be clearer to the reader if it were changed to “Foreign Rate Differential” and will use this description in future filings.

8. Please tell us whether you have undistributed earnings of foreign subsidiaries and if so, what consideration was given to the disclosure requirements of ASC 740-30-50.

Response:

While most of the Company’s foreign operations do not have cumulative earnings and the foreign operations are in a cumulative loss, the Company has identified that it does have undistributed earnings of approximately $3million that would be subject to U.S. taxation if distributed, however due to the companies full valuation allowance position as well as substantial net operating loss carry-forwards, there would be no tax impact if these earnings were distributed. Due to the immaterial amount of the undistributed earnings and the fact that there would be no tax impact on the distribution, the Company has not previously included the disclosure under ASC 740-30-50 in its prior filings.

On a prospective basis the Company plans to include the following disclosure:

Deferred tax liabilities have not been provided on approximately $x-million of undistributed earnings of the Company’s foreign subsidiaries. If distributed, the distribution would have no tax impact on the Company’s income tax provision due to cumulative U.S. net operating loss carry forwards. It is management’s intent to reinvest such earnings indefinitely.

Mr. Patrick Gilmore

United States Securities and

  Exchange Commission

May 14, 2012

Part III (Incorporated by Reference From Definitive Proxy Statement Filed October 11, 2011)

Security Ownership of Certain Beneficial Owners and Management, page 9

9. Confirm, if true, that neither Dr. Wolfson nor Mr. Scott exercise sole or shared voting or dispositive powers with respect to the shares held of record by Oak Hill Capital Management Inc. In this regard, we note that Mr. Scott is reported to a principal of Oak Hill Capital Management Inc. and you report in footnote 1 to your beneficial ownership table that Dr. Wolfson is one of eight members of OHCP MGP, LLC. In addition, confirm, if true, that the members of OHCP MGP LLC do not share the voting or dispositive powers with respect to your shares held by Oak Hill Capital Management Inc.

Response:

The Company hereby respectfully clarifies for the Staff that Oak Hill Capital Management Inc. does not beneficially hold shares of the Company. Oak Hill Capital Partners, L.P. and Oak Hill Capital Management Partners, LP are the Oak Hill entities that beneficially hold shares of the Company. OHCP MGP, LLC holds voting and dispositive power over these shares. W. R. Cotham, Ray L. Pinson, Steven B. Gruber, Daniel L. Doctoroff, John H. Fant, Kevin G. Levy and The J. Taylor Crandall Revocable Trust as the members of OHCP MGP, LLC share voting and dispositive power over these shares. As such, the Company hereby confirms that neither Dr. Wolfson nor Mr. Scott exercises sole or shared voting or dispositive powers with respect to the shares held of record by Oak Hill Capital Partners L.P. and Oak Hill Capital Management Partners LP. Additionally, the Company confirms that the members of OHCP MGP LLC do not share the voting or dispositive powers with respect to any shares held by the Oak Hill entities with Oak Hill Capital Management Inc. The Company intends to revise future filings to clarify this disclosure.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 12. Litigation, page 11

10. We note that you settled the claims related to the Microlog litigation. We also note your disclosure on page 21 regarding the legal expenses related to the “one-time legal settlement.” Please tell us more about the nature and amount of the settlement. Also, tell us how your disclosures in your Form 10-K for the fiscal year ended June 30, 2011 addressed any reasonably possible additional losses related to this litigation. Please refer to ASC 450-20-50.

Response:

In May 2010 Microlog Corporation filed a patent infringement lawsuit. The list of named defendants exceeded twenty, and included several past eGain customers. LaQuinta (past Company customer) and Timberland (past Company customer) requested indemnification from eGain. Due to noncompliance with the indemnity provision in the contracts executed by the parties, the Company declined to indemnify either customer. LaQuinta subsequently filed a third party action to join the Company in the litigation. The Company filed a motion to dismiss, which was denied by the court on September 29, 2011.

Mr. Patrick Gilmore

United States Securities and

  Exchange Commission

May 14, 2012

LaQuinta settled with Microlog and continued the third party action against the Company, while Timberland was still engaged in litigation with Microlog in the final quarter of fiscal year 2011. Settlement discussions began at this time and based upon the numbers that were discussed amongst the parties, the Company determined in accordance with ASC 450-20-25-2 that a loss was probable at the date of the financial statements and that the loss could be reasonably estimated, which resulted in an accrual at June 30, 2011. At the time of filing the 10-K (September 27, 2011), we were not aware of any other settlement provisions or potential future litigation with Microlog or our customers.

In early October 2011, Microlog approached the Company directly with an offer to enter into a license and settlement agreement. On October 7, 2011, the Company entered into a settlement agreement with Microlog in an effort to end the distraction they were causing to the Company’s business and customers. Among other things, the agreement provides the Company and its past, present and future customers and partners a license to use the patent at issue in its own products or in any combination products involving the Company products. The $250,000 consideration paid for the license and settlement of any further possible litigation against our customers is included in the “one-time legal settlement” disclosure on page 21 of our second quarter of fiscal year 2012 filing.

*****

In connection with the foregoing response, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Patrick Gilmore

United States Securities and

  Exchange Commission

May 14, 2012

Questions or comments regarding any matters with respect to this letter may be directed to the undersigned at (408) 636-4455. Comments can also be sent via facsimile at (650) 636-4400.

Yours truly,

/s/ Eric Smit

Eric Smit

Chief Financial Officer